License Agreement

THIS AGREEMENT (the "Agreement ") is dated as of April 2nd, 2019 and shall commence and become effective as of and subject to the approval of the transactions contemplated hereby by the MOH in light of the change in the holding structure of the Company (the "Effective Date"), and entered into by and between I.M.C. Holdings Ltd., a company incorporated under  the  laws  of  the  State  of  Israel,  located  at XXXXXXXXX (the "Company'') and Focus Medical Herbs Ltd., a company incorporated under the laws of the State of Israel, located at XXXXXXXXX (the "Licensee");

The above parties shall be individually referred to as a "Party" and collectively as the "Parties".

WITNESSETH

Whereas The Company has developed and otherwise owns and/or licenses the "IMC" brand name, used with respect to a line of cannabis breeds grown for the medical cannabis industry and medical cannabis products, as well as certain technology, know-how and proprietary information in connection with the medical cannabis industry, all as specified in Annex A to this Agreement (collectively, the "Technology, and Know-How");

Whereas the Licensee holds a license for the growth and cultivation of cannabis, provided to it by the Israeli Ministry of Health ("MOH") allowing it to grow and cultivate cannabis for medical usage; and

Whereas the Licensee wishes to use the Company's Trademark, Technology and Know-How in a manner provided under this Agreement and for that purpose obtain a license from the Company for such use in the State of Israel (the "Territory"), all under the terms and conditions of this Agreement.

Now Therefore, in consideration of the mutual covenants and obligations contained herein, the Parties hereto have agreed as follows:

1. General

1.1. The preamble and appendices hereto are an integral and binding part of this Agreement.

1.2. Titles and section headings are for convenience purposes only, and shall not be used for interpretation of the provisions of this Agreement.

2. The License

2.1. The License. The Company hereby grants the Licensee a limited, non-exclusive, non-assignable license to use the Company's Trademark (as defined below), Technology and Know-How for the purposes of cultivation and growth of the cannabis plants in the Territory and for the sale of any plant and/or product produced by the Licensee, either alone or together with other sub-contractors to be engaged by the Licensee, all in accordance with the terms and conditions of the license provided to the Licensee by the MOH, applicable laws and regulations. and subject to the terms of this Agreement (the "License").

2.2.     Maintenance and Support Services. The Company shall provide maintenance and support services, to the extent such services shall not require the holding of a license and will not be regulated by the MOH, to ensure that the machinery used under the License shall work continuously, regularly and properly. Without derogating from the foregoing, the Company shall fix, at its own expense, any bugs or malfunctions whenever occur (the "Maintenance Services").

3. CONSIDERATION

3.1. In consideration for the License and the Maintenance Services, the Licensee shall pay the Company the consideration specified in Annex B (the "Consideration"). The Parties shall on a quarterly basis to discuss the consideration specified in Annex B. The Consideration may be adjusted from time to time by mutual written agreement of the Parties, taking into account any changes in the scope or nature of the License granted hereunder.

3.2. Payment. Each calendar quarter (i.e. three months) or with respect to any part thereof (as applicable), or on such other intervals as shall be agreed by the Parties, the Company will invoice Licensee for the Consideration and other amounts payable pursuant to this Agreement. Payment will be made within 30 days after receipt of each such invoice. VAT, to the extent applicable, shall be added to the invoices. The final settlement of the Consideration due for a fiscal year will be on an annual basis at the end of the respective fiscal year and any adjustment payments and corresponding tax invoice, if required, shall be made and issued accordingly .

3.3. Taxes. Each Party shall be responsible for all taxes, including but not limited  to all sales, use, value added, duties and other governmental assessments, and similar taxes, as well as withholding taxes, applicable to such Party in relation to the Consideration payable hereunder.

4. RELATIONSHIP OF THE PARTIES

4.1. The Parties are independent contractors. The Parties do not intend, and this Agreement and the performance thereof shall not be construed to give effect to employment, partnership, joint venture or agency relations between the Parties or between the Company and any person engaged by the Licensee. The Licensee is fully responsible for and will make all payments due to and for its employees and sub-contractors. The Licensee shall bear and pay all its costs and expenses incurred in the course of its activities under this Agreement.

4.2. Neither Party is authorized to obligate the other Party in any way and/or create any commitments by which such Party may be bound.

5. CONFIDENTIALITY OBLIGATIONS

5.1. Each Party ("Receiving Party") shall maintain in confidence all commercial and technical information as well as information on marketing, financial, administrative and management subjects related to the other Party, (and when Licensee is the Receiving Party, also with respect to the Technology and Know How), and to any other matter related thereto, including but not limited to all copyrights and all other rights related thereto, as well as information of third parties with whom such Party has business relations (collectively, the "Information"). For the purpose of this Agreement, the term "Information" shall include commercial, technical, marketing, financial, administrative and management subjects, and shall not include information which (i) is or becomes public knowledge through no wrongful act on the part of the Receiving Party and the people acting on its behalf; (ii) becomes available to the Receiving Party on a non-confidential basis from a source other than the other Party, provided that such source is not known by Receiving Party to be bound by a confidentiality agreement with an obligation of secrecy to the other Party or another third party.

5.2. The Parties shall ensure that none of their employees, officers, directors or agents, will be engaged in any activity in connection with this Agreement, unless such employees, officers, directors or agents have signed a confidentiality agreement, in a commercially reasonable form satisfactory to the other Party.

5.3. Without limitation to the foregoing, each Party will not use and/or assign, sell, license, grant, dispose of or otherwise transfer any part of the Information, nor disclose or make it available to others, nor allow or assist others to make any use thereof, unless in the framework of the performance of the Parties' duties hereunder.

5.4. Upon termination of the Agreement, the Receiving Party shall immediately return to the other Party all materials of any kind (whether in written or electronic form, computer files or otherwise) concerning the Information (and when Licensee is the Receiving Party, also with respect to the Technology and Know-How), including all copies thereof, which are in its possession, the possession of its employees or officers, or anyone on their behalf, and shall not retain any copies of such materials.

5.5. The Receiving Party may disclose Information where disclosure is required by law or court order, provided that such Party uses reasonable efforts to give the other Party prior notice of such required disclosure if such prior notice is permitted by law.

6. OWNERSHIP OF INTELLECTUAL P ROPERTY

6.1. Company represents and warrants, with respect to the intellectual property rights related to the Technology and Know-how (the "Company IP"), that it owns and/or controls the Company IP provided and has the right to license the Technology and Know-how to the Licensee; the Technology and Know-how do not infringe upon or violate any copyright, patent, trademark, service mark or any common law or any other rights of any third party.

6.2. Ownership. All intellectual property rights relating to the Technology and Know  how, whether currently existing or developed during the Term of this Agreement, are and shall at all times remain the sole and exclusive property of Company. No license, right, title or interest of any type or nature is either granted or implied to Licensee, except as expressly stated in this Agreement, and Company shall maintain at all times the foregoing rights as well as any other intellectual property rights, including but not limited to any and all copyrights, patents, trademarks and trade secrets in its industrial and intellectual property.

6.3. Trademark and Copyright: Licensee shall cooperate in good faith in the Company's efforts to protect the Copyright (as defined below), Trademark (as defined below) and similar rights in the Company's trading name, logo products and work-products, including, without limitation, assisting the Company to pursue infringers of those rights at the Company's expense. "Copyright" shall mean the copyrights and design patents, and any renewals or extensions thereof, in and to the above in any medium now known or hereafter devised including, without limitation, motion pictures and other audiovisual works; electronic, interactive multimedia and on-line works; literary, musical, dramatic, pictorial, graphic, architectural and sculptural works; industrial designs; sound recordings; and any and all ancillary or subsidiary works based thereon. "Trademark" shall mean the words, names, titles, symbols, logos, designs, phrases, trademarks, service marks , collective marks, certification marks, trade names and trade dress associated with the Company and its products, and any combination of the foregoing, now, heretofore or hereafter in use, whether registered, pending registration or subsisting at common law.

7. TERM AND TERMINATION

7.1. The term of this Agreement shall be 3 years commencing on the Effective Date. The Agreement shall be automatically renewed for additional terms of 1 year each unless otherwise mutually agreed by the Parties in writing (the "Term").

7.2. Each Party may terminate the Agreement immediately upon the occurrence of any of the following events: (1) material breach by the other Party, which is not cured or waived within 30 days following the receipt by the breaching party of a written notice from the other Party to that effect; (2) if a Party becomes insolvent or admits in writing its inability to pay debts as they mature, or makes an assignment for the benefit of creditors; (3) if a petition for liquidation or any petition for the appointment of a liquidator, trustee or receiver, or any other officer of the court of law under the provisions of applicable laws, receivership statue, or the like, as they now exist, or as they may be amended, is filed by a Party; or (4) if such petition is filed by any third party, or an application for a receiver is made by anyone and such petition application is not resolved favorably within sixty (60) days.

8. EXCLUSIVITY

The Licensee hereby commits to engage in this Agreement on an exclusive basis and not to seek or engage with any third parties for the purchase of any other licenses with respect to the Licensees business operations, without obtaining the Company' s prior writer consent.

9. REPRESENTATIONS AND OBLIGATIONS

9.1. Both Parties have the full right, authority and power to enter into this Agreement and to perform all their obligations hereunder and the execution, delivery, and performance of this Agreement by such Party will not violate the provisions of any agreement to which it is a party.

9.2. Both Parties undertake to employ sufficient personnel, including technical personnel, and use adequate means in order to perform their respective duties under this agreement.

Both Parties shall perform their duties under this Agreement in a professional manner, in accordance with any laws, rules or regulations of any governmental entity.

10. MISCELLANEOUS

10.1. Survival. Obligations under Sections 4-9 shall survive the expiration or termination of this Agreement for any reason.

10.2. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart and all of which together shall constitute one and the same instrument.

10.3. Severability. In the event any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

10.4. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of law provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved exclusively by arbitration to be held in Tel Aviv, Israel, before a single arbitrator who will be appointed by the mutual consent of the Parties. The arbitrator shall not be bound by any procedural laws, but shall be obliged to provide reasons for its decision

10.5. Successors and Assigns; Assignment. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto. Neither Party may assign, sell, license, grant, dispose or otherwise transfer any of its rights and obligations under this Agreement, or any part thereof, unless permitted in writing by the other Party; provided, however, that the Company may assign its rights and obligations under this Agreement to any third party, in the course of a merger or acquisition or similar transaction involving the Company.

10.6. Entire Agreement; Amendment and Waiver. This Agreement and the Appendices hereto constitute the full and entire understanding and agreement between the Parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Parties hereto.

10.7. Notices, Etc. All notices and  other  communications  required  or  permitted hereunder to be given to a Party to this Agreement shall be in writing and shall be mailed by registered or certified mail, postage prepaid, by email, or otherwise delivered by hand or by messenger, addressed to such Party's address as in  the preface to this Agreement, or, to such other address with respect to a Party as such Party shall notify the other Party in writing in accordance with the provisions of this Section. Any notice sent in accordance with this Section shall be effective (i) if mailed by registered mail, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, on the first business day following transmission and electronic confirmation of receipt.

10.8. Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative.

AND IN WITNESS HEREOF, the Parties sign this Agreement,

I.M.C Holdings Ltd.	Focus Medical Herbs Ltd.
BY: "Oren Shuster"	BY: "Oren Shuster"
TITLE: _CEO______________	TITLE: _CEO______________

ANNEX A

Technology and Know - How - Description

1. Machinery developed by the Company which maximizes the production of the medical cannabis growers by minimizing the human intervention in the post-harvest process, and any process in connection therewith;

2. The IMC Trademark - a known trademark developed and maintained by the Company used to brand medical cannabis products.

ANNEX B

Consideration

For using the IMC Technol ogy and Know-How and receiving the Maintenance Services, the Licensee shall pay the Company, on a quarterly basis (unless agreed otherwise by the Parties) an amount equal to 25% of the Licensee's revenues;

The Consideration shall be paid by the Licensee to the Company in accordance with the provisions of Section 3 to the Agreement.